UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

AMENDMENT NO. 6

TO

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the

Securities Exchange Act of 1934

Gehl Company

(Name of Subject Company)

Gehl Company

(Names of Person(s) Filing Statement)

Common Stock, $.10 par value

(Title of Class of Securities)

368483103

(CUSIP Number of Class of Securities)

William D. Gehl

Chief Executive Officer

Gehl Company

143 Water Street

West Bend, Wisconsin 53095

(262) 334-9461

(Name, address and telephone number of person

authorized to receive notices and communications on

behalf of the person(s) filing statement)

With copies to:

Benjamin F. Garmer, III

Jay O. Rothman

Foley & Lardner LLP

777 East Wisconsin Avenue

Milwaukee, Wisconsin 53202-5306

(414) 271-2400

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer

This Amendment No. 6 to Schedule 14D-9 (this “Amendment No. 6”) amends and supplements the Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on September 8, 2008 on Schedule 14D-9 (the “Schedule 14D-9”). This Amendment No. 6 and the Schedule 14D-9 relate to the offer by Tenedor Corporation, a Wisconsin corporation (“Purchaser”), and a direct wholly-owned subsidiary of Manitou BF S.A., a French limited company (Société Anonyme) (“Parent”), to purchase all outstanding shares of common stock, par value $0.10 per share (the “Shares”), of Gehl Company, a Wisconsin corporation (the “Company”), at a price of $30.00 per Share, net to the seller in cash, without interest thereon and less any required withholding taxes, upon the terms and subject to the conditions disclosed in the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO (the “Schedule TO”) and as set forth in the Offer to Purchase dated September 7, 2008 (the “Offer to Purchase”) and in the related Letter of Transmittal (which, together with any amendments or supplements thereto, collectively constitute the “Offer”), which are annexed to and filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively.

This Amendment No. 6 is being filed by the Company to amend and supplement Items 4 and 8 of the Schedule 14D-9. Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated by reference as relevant to the items in this Amendment.

Item 4.	The Solicitation or Recommendation.

“(b) Background of the Offer” is amended by replacing the twenty-sixth paragraph thereof (on page 13 of the Schedule 14D-9) with the following:

On May 14, 2008, the Company Board met and, in consultation with Baird and Foley, discussed the written indication of interest submitted by Parent. The Company Board was advised that Parent would withdraw its proposal if the Company were to solicit other potential bidders for the Company and the exclusivity request was discussed. Baird reviewed with the Company Board materials provided to the directors in advance of the meeting, including Baird’s preliminary valuation analyses as well as Baird’s judgment of the other potential strategic partners for a business combination transaction involving the Company and their ability to finance and complete such a transaction. Foley reviewed for the directors their fiduciary duties under Wisconsin law in connection with the consideration of a transaction such as that proposed by Parent. At the conclusion of the meeting, the Company’s management was directed to continue non-exclusive discussions with Parent.

“(b) Background of the Offer” is amended by replacing the thirty-second paragraph thereof (on page 14 of the Schedule 14D-9) with the following:

On June 13, 2008, the financial advisor of a party (“Counterparty A”) interested in a business combination transaction involving the Company contacted Baird and indicated that Counterparty A was interested in submitting an acquisition proposal for the Company with a cash price in the range of $22 to $23 per Share.

“(d) Opinion of the Company’s Financial Advisor – Opinion of Robert W. Baird & Co. Incorporated” is amended by replacing the first paragraph thereof (on pages 19 and 20 of the Schedule 14D-9) with the following:

The Company Board retained Robert W. Baird & Co. Incorporated, or Baird, as its financial advisor in connection with the Offer and the Merger (together, as used in this section, the “Transaction”) and to render an opinion as to the fairness, from a financial point of view, to the holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock of the Consideration (as defined below) to be received by such holders. The Company retained Baird because Baird regularly acts as a financial advisor to the Company, and Baird is a well-respected investment banking firm familiar with the Company’s operations and industry.

“(d) Opinion of the Company’s Financial Advisor – Opinion of Robert W. Baird & Co. Incorporated – Analysis – Selected Publicly Traded Company Analysis” is amended by replacing the first sentence thereof (on page 23 of the Schedule 14D-9) with the following:

Baird reviewed certain publicly available financial information and stock market information for certain publicly traded companies that Baird deemed relevant because, in Baird’s judgment, they had business and financial characteristics more similar to those of the Company than other companies that Baird considered.

“(d) Opinion of the Company’s Financial Advisor – Opinion of Robert W. Baird & Co. Incorporated – Analysis – Selected Acquisition Analysis” is amended by replacing the first sentence thereof (on page 25 of the Schedule 14D-9) with the following:

Baird reviewed certain publicly available financial information concerning completed or pending acquisition transactions that Baird deemed relevant because, in Baird’s judgment, they had business and financial characteristics more similar to those of the Company than other companies that Baird considered.

“(d) Opinion of the Company’s Financial Advisor – Opinion of Robert W. Baird & Co. Incorporated – Analysis – Discounted Cash Flow Analysis” is amended by replacing that subsection (on page 26 of the Schedule 14D-9) with the following:

Baird performed a discounted cash flow analysis utilizing the Company’s projected unlevered free cash flows (defined as net income excluding after-tax net interest, plus depreciation and amortization, less capital expenditures and increases in net working capital, plus/minus changes in other operating and investing cash flows) from 2008 to 2013, as provided by the Company’s management. In such analysis, Baird calculated the present values of the unlevered free cash flows from 2008 to 2013 by discounting such amounts at rates ranging from 12% to 14% (based on an estimate of the Company’s weighted average cost of capital). Baird calculated the present values of the free cash flows beyond 2013 by assuming terminal values ranging from 7.1x to 8.5x year 2013 EBITDA (based on a review of the Company’s and selected other companies’ trading multiples over time) and based on implied unlevered free cash flow growth rates ranging from 3.0% to 6.3% and discounting the resulting terminal values at rates ranging from 12% to 14%. The summation of the present values of the unlevered free cash flows and the present values of the terminal values produced equity values ranging from $24.69 to $32.72 per Share with an average of $28.57 per Share and a median of $28.54 per Share. Baird compared these implied per share equity values with the $30.00 per Share implied in the Transaction in concluding that the Consideration was fair to holders (other than Parent, Purchaser and their affiliates) of the Company’s common stock from a financial point of view.

“(e) Independent Appraisals – Appraisal Opinion of Emory & Co., LLC” is amended by adding the following as the final two sentences of the third paragraph of that subsection (on page 27 of the Schedule 14D-9):

The Company did not have a pre-existing relationship with Emory prior to the Transaction. The Company chose Emory as an appraiser based primarily on its reputation as an appraiser, its independence from the Company and its substantial experience in providing opinions, including opinions in transactions similar to the Transaction.

“(e) Independent Appraisals – Appraisal Opinion of Emory & Co., LLC – Acquisition Premium Analysis” is amended by replacing the third and fourth paragraphs of that subsection (on page 29 of the Schedule 14D-9) with the following:

Emory made quantitative and qualitative comparisons of Gehl’s financial, operational and economic information, both historical and projected, with similar information for publicly traded companies. Emory selected publicly traded companies on the basis of operational and economic similarity with Gehl. Financial multiples for Gehl and the guideline companies were calculated based on closing stock prices. This analysis was related to the general market for securities as of September 5, 2008. Emory selected the following eight companies for its guideline public company analysis:

• Caterpillar Inc.	• Alamo Group, Inc.
• CNH Global N.V.	• Terex Corporation
• Oshkosh Corporation	• Deere & Company
• Astec Industries, Inc.	• Komatsu Ltd.

Based on a comparison with publicly traded guideline companies, Gehl’s multiples and ratios appear to be within a reasonable range with the guideline companies. Emory’s calculations of financial statistics, ratios and multiples were based on standard definitions, adjusted for unusual items, which were consistently applied between Gehl and the guideline companies. Gehl’s common stock is actively traded and provides an indication of the stock’s minority market value.

“(e) Independent Appraisals – Appraisal Opinion of Emory & Co., LLC – Comparable Transaction Analysis” is amended by replacing the first paragraph of that subsection (on page 29 of the Schedule 14D-9) with the following:

Emory performed a comparable transaction analysis by examining six merger and acquisition transactions of companies in lines of business reasonably similar to Gehl. Emory reviewed financial information concerning these transactions, including latest twelve months ratios of enterprise value to sales, enterprise value to EBITDA, price to net income, and price to book value, among other information. This analysis considered Gehl’s particular situation, the specific circumstances of each transaction, and current industry and market conditions.

“(e) Independent Appraisals – Appraisal Opinion of Emory & Co., LLC – Discounted Cash Flow Analysis” is amended by replacing the second paragraph of that subsection (on pages 29 and 30 of the Schedule 14D-9) with the following:

Emory calculated the implied present value of Gehl’s debt-free cash flow through the year 2013 and the implied present value of the terminal value as of the end of the year 2013 by applying a terminal year EBITDA multiple. Emory then added the present value of the debt-free cash flows to the present value of the terminal value, subtracted debt and added cash to arrive at the value of Gehl’s equity. In performing this calculation, Emory assumed a capital structure of 40% debt and 60% equity, a weighted-average cost of capital of 12.9%, a terminal EBITDA multiple of 6.5 times, and used financial estimates provided by management through the year 2013 to determine the Company’s debt-free cash flow. Emory’s determination of an appropriate debt to equity ratio and terminal EBITDA multiple was based on an analysis of Gehl’s particular situation, the guideline companies, and current industry and market conditions. The Company is projecting relatively low amounts of free cash flow during the next several years due to capital expenditures associated with building a new plant and working capital increases due to the Company’s projected growth.

“(e) Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC” is amended by replacing the first paragraph of that subsection (on pages 30 and 31 of the Schedule 14D-9) with the following:

The Company engaged Duff & Phelps, LLC (“Duff & Phelps”) as an independent financial advisor to render an opinion to the Company Board as to the fair value of the common stock of the Company for the purpose of complying with the requirements of section DFI-Sec 6.05 of the regulations of the Wisconsin Department of Financial Institutions in connection with the proposed Offer and Merger (referred to in this section as the “Transaction”). As used in the Duff & Phelps opinion, the term “fair value” means the value of the Shares, excluding any appreciation or depreciation in anticipation of the Transaction, with no minority discount or lack-of-marketability discount; it is intended to reflect the value of a shareholder’s proportionate interest in the Company without any such discounts. The Company did not have a pre-existing relationship with Duff & Phelps prior to the Transaction. The Company selected Duff & Phelps because of its independence from the Company and because Duff & Phelps is a leading independent financial advisory firm, offering a broad range of valuation, investment banking, and consulting services, including fairness and solvency opinions, mergers and acquisitions advisory, mergers and acquisitions due diligence services, financial reporting and tax valuation services, fixed asset and real estate consulting, ESOP and ERISA advisory services, legal business solutions, and dispute consulting. Duff & Phelps is regularly engaged in the valuation of businesses and securities and the preparation of transaction opinions in connection with mergers, acquisitions and other strategic transactions. Duff & Phelps has substantial experience in providing opinions in connection with transactions similar to the Transaction.

“(e) Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC – Discounted Cash Flow Analysis” is amended by replacing the second paragraph of that subsection (on page 33 of the Schedule 14D-9) with the following:

Duff & Phelps performed a discounted cash flow analysis by adding (1) the present value of projected “free cash flows” for the Company for the fiscal years 2008 through 2017 to (2) the present value of the “terminal value” for the Company as of 2017. “Free cash flow” is defined as cash that is available to either reinvest or to distribute to securityholders and “terminal value” refers to the value of all future cash flows from an asset at a particular point in time. The projected free cash flows that Duff & Phelps used in its analysis were based on financial forecasts and estimates prepared by the management of the Company. Duff & Phelps calculated a terminal value for the Company by capitalizing the expected cash flows after the projection period based on long-term expected annual growth rate of 3.0%, which considers expected growth of the Company, as well as nominal economic expansion over a long time horizon. Duff & Phelps discounted the projected free cash flows and the terminal value for the Company using a weighted average cost of capital ranging from 10.75% to 11.75%. The mid-point of Duff & Phelps weighted average cost of capital range was determined using a capital structure of 25% debt to total capital, a cost of equity of approximately 13.6%, and an after-tax cost of debt of 4.2%.

“(e) Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC – Selected M&A Transactions Analysis” is amended by adding the following as the final sentence of the first paragraph of that subsection (prior to the table) (on page 34 of the Schedule 14D-9):

Generally, the purchase prices associated with change of control M&A transactions include premiums paid for control, and for strategic buyers, premiums related to merger synergies.

“(e) Independent Appraisals – Appraisal Opinion of Duff & Phelps, LLC – Summary of Selected Public Company / M&A Transaction Analyses” is amended by adding the following as the new first paragraph of that subsection (on page 34 of the Schedule 14D-9):

Duff & Phelps utilized a variety of methods to select the public companies used in its Selected Public Companies Analysis, and to select the transactions used in its Selected M&A Transactions Analysis. These methods included, but were not limited to the following: (1) searched for public companies and target companies in industries similar to Gehl’s industry, including but not limited to “Construction and Farm Machinery and Heavy Trucks” and “Material Handling Machinery and Equipment,” (2) searched for public companies and target companies with business descriptions similar to Gehl’s, and (3) searched for public companies and target companies considered to be competitors of Gehl’s.

Item 8.	Additional Information.

Item 8 is amended and supplemented by adding an additional paragraph at the end of the subsection entitled “Litigation” (as previously amended and supplemented in Amendment No. 1 to Schedule 14D-9, filed by the Company on September 19, 2008) containing the following text:

On October 10, 2008, counsel for the Company’s directors, the Company, Parent, Purchaser and the plaintiff in the Action entered into a Memorandum of Understanding (the “MOU”) in which the Company agreed to certain additional disclosures, which disclosures are included in amendments to the Tender Offer Statement, Rule 13e-3 Transaction Statement and amended Schedule 13D Beneficial Ownership Statement on Schedule TO filed by Parent and Purchaser and the Solicitation/Recommendation Statement on Schedule 14D-9 filed by the Company, in exchange for a settlement that will include a release in favor of, among others, all defendants, their agents, financial advisors and insurers of all claims, including known and unknown claims (whether for damages or equitable relief). The settlement contemplated in the MOU (the “Settlement”) is contingent upon, among other things, confirmatory discovery as is appropriate and necessary to confirm the fairness and reasonableness of the terms of the Settlement, the negotiation of a definitive stipulation of settlement (the “Stipulation”), the closing of the Merger and the entry of an Order and Judgment by the Circuit Court in and for Washington County, Wisconsin (in substantially the form submitted by the parties or as thereafter modified pursuant to an agreement of the parties) approving the Settlement and the Stipulation and dismissing the Action on the merits with prejudice, which shall have become final and no longer subject to appeal or review.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this amendment is true, complete and correct.

Date: October 10, 2008

GEHL COMPANY

By:	/s/ Michael J. Mulcahy

Michael J. Mulcahy
Vice President, Secretary and General Counsel